UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of December 5, 2019

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Centogene N.V.

On December 5, 2019, Centogene N.V. (the “Company”) issued a press release reporting its financial results for the three months ended September 30, 2019. A copy of the press release is attached hereto as Exhibit 99.1. Attached hereto as Exhibit 99.2 are the financial statements of the Company, for the three and nine months ended September 30, 2019.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTOGENE N.V.

Date: December 5, 2019

	By:	/s/ Richard Stoffelen
		Name:	Richard Stoffelen
		Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Press release dated December 5, 2019 on the three months and nine months ended September 30, 2019 Financial Results

99.2	Financial Statements of Centogene N.V. for the Three and Nine Months Ended September 30, 2019

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